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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE DRESS BARN, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.05 PER SHARE
(Title of Class of Securities)

261570 10 5
(CUSIP Number)

APRIL 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 261570 10 5
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	ELLIOT S. JAFFE
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use only
4.	Citizenship or Place of Organization			U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	494,557
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	494,557
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			494,557
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			0.8%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)     Name of Issuer:     THE DRESS BARN, INC.

(b)     Address of Issuer’s Principal Executive Offices:     30 DUNNIGAN DRIVE, SUFFERN, NEW YORK 10901

Item 2.

(a)     Name of Person Filing:     ELLIOT S. JAFFE

(b)     Address of Principal Business Offices or, if none, Residence: 30 DUNNIGAN DRIVE, SUFFERN, NEW YORK 10901

(c)     Citizenship:     UNITED STATES CITIZEN

(d)     Title of Class of Securities: COMMON STOCK, PAR VALUE $.05 PER SHARE

(e)     CUSIP Number:     261570 10 5

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE

Item 4.     Ownership

(a) Amount Beneficially Owned:	494,557
(b) Percent of Class:	0.8%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	494,557
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	494,557
(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.     Notice of Dissolution of Group

NOT APPLICABLE

Item 10.      Certification

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

APRIL 10, 2007
Date
/s/ Elliot S. Jaffe
Signature
ELLIOT S. JAFFE
Name/Title